EXHIBIT 12.1

ATLAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(amounts in thousands, except ratios)

	Six Months Ended June 30,
	2014	2013
Earnings:
Income (loss) before income tax expense(1)(2)	$66,654	$(17,438)
Fixed charges	54,877	46,814
Adjustment to net distributed income from equity investees	9,953	2,032
Interest capitalized	(6,052)	(3,816)
Amortization of previously capitalized interest	616	455
Non-controlling interest	(6,427)	(3,179)

Total	$119,621	$24,868

Fixed Charges:
Interest cost and debt expense	$46,722	$41,267
Interest capitalized	6,052	3,816
Interest allocable to rental expense(3)	2,103	1,731

Total fixed charges	54,877	46,814
Preferred dividends	3,015	—

Total fixed charges and preferred dividends	$57,892	$46,814

Ratio of earnings to fixed charges	2.18	— (4)

Ratio of earnings to fixed charges and preferred dividends	2.07	—

(1)	Includes a non-cash gain recognized on derivatives of $1.4 million and a $48.5 million gain on the sale of WTLPG for the six months ended June 30, 2014.
(2)	Includes a non-cash gain recognized on derivatives of $10.5 million and a $26.6 million loss on early extinguishment of debt for the six months ended June 30, 2013.
(3)	Represents one-third of the total operating lease rental expense, which is that portion, deemed to be interest.
(4)	The Partnership earnings were insufficient to cover its fixed charges by $21.9 million for the six months ended June 30, 2013.